Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 Tel 202.955.8500 www.gibsondunn.com

July 5, 2023

VIA EDGAR

Benjamin Holt

Dorrie Yale

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Fifth Wall Acquisition Corp. III

Amendment No. 3 to Registration Statement on Form S-4

Filed June 16, 2023

File No. 333-269231

Dear Mr. Holt and Ms. Yale:

On behalf of Fifth Wall Acquisition Corp. III (the “Company”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated June 30, 2023 (the “Comment Letter”) with regard to Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-269231) filed by the Company on June 16, 2023 (the “Registration Statement”). The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in italics are the comments contained in the Staff’s Comment Letter pertaining to the Registration Statement. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below correspond to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the SEC Amendment No. 4 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 4”).

Amendment No. 3 to Registration Statement on Form S-4

Q. What equity stake will current FWAC shareholders . . . ?, page 31

1. We refer you to your response to prior comment 8 in your letter, dated April 10, 2023. Please revise here, and elsewhere as appropriate, to highlight the material differences in the terms and price of FWAC Class A Common Stock as compared to the Series 2 Preferred Stock. To the extent material, please also discuss any downward pricing pressure that may result from the conversion of the Series 2 Preferred Stock to New MIC Common Stock post-business combination. In this regard, we note that it appears the Series 2 Preferred Stock will be issued at a discount relative to the public FWAC Class A Common Stock.

Response: The Company acknowledges the Staff’s comment and has revised pages 32, 59, 223, 224, 240, 241, 304, 395 and 396 of Amendment No. 4 to include the requested disclosure.

Amendment No. 3 to Registration Statement on Form S-4

Beijing • Brussels • Century City • Dallas • Dubai •  Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San  Francisco • São Paulo • Singapore • Washington, D.C.

Benjamin Holt

Dorrie Yale

July 5, 2023

Q. What equity stake will current FWAC shareholders . . . ?, page 31

2. We refer to your revised disclosures that your Preferred PIPE investors include entities controlled by Mr. Osher, a director of MIC, and an entity controlled by Mr. Chavez and of which Ms. Hogue is a member, each of whom is a MIC director and officer. We also note that the line in the table depicting the ownership of MIC Directors and Officers excludes this PIPE investment. Please revise here, and elsewhere as appropriate, including the risk factor on page 81, to more clearly explain the full ownership percentage of the MIC directors and officers following the conversion of the preferred stock. In addition, please revise to add disclosure regarding whether New MIC, following the PIPE investment and the conversion of the preferred stock, will be considered a “controlled” company, and if so, please add corresponding disclosures about the significance of this status, or advise.

Response: The Company acknowledges the Staff’s comment and has revised pages 31 through 35, 56 through 59, 85, 135, 251, 253 through 255 and 385 of Amendment No. 4 to include the requested disclosure.

Unaudited Pro Forma Condensed Combined Financial Information

Pipe Investment, page 262

3. We note that pro forma adjustment (I) to your Unaudited Pro Forma Condensed Consolidated Balance Sheet reflects the conversion of Preferred Stock issued to Preferred PIPE Investors into New MIC Common Stock. Please clarify how you determined the Preferred Stock should be reflected as if it had been converted. In your response, please clarify whether the merger between FWAC and MIC represents a change in control under the Preferred Subscription Agreement. Finally, please tell us how you considered the need to reflect dividends payable to Preferred PIPE Investors in your pro forma financial statements.

Response: : The Company acknowledges the Staff’s comment and has revised pages 256 through 259, 273 and 274 of Amendment No. 4 to reflect the preferred stock on a standalone, non-converted basis. The merger between FWAC and MIC does not represent a change in control under the Preferred Subscription Agreement. The Company respectfully notes that dividends payable to the Preferred PIPE Investors are included in the pro forma financial statements because the dividends are fixed and determinable.

Exhibits

4. We refer to the legal opinion filed as Exhibit 5.1. Please revise to remove any assumptions of material facts underlying the opinion. For example, we note counsel has assumed that “upon the issuance of any of the shares of Common Stock, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Articles of Incorporation.” See Item II.B.3.a. of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has filed a revised Exhibit 5.1.

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If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Evan D’Amico of Gibson, Dunn & Crutcher LLP by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Benjamin Holt

Dorrie Yale

July 5, 2023

Sincerely,

/s/ Evan M. D’Amico
Evan M. D’Amico

EMD